NEWS RELEASE

Alderon Intersects 29% Iron Over 320 Meters

February 1st, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce additional assay results from the completed 2010 drill program on the 100% owned Kamistiatusset (“Kami”) Iron Ore Project in western Labrador.  Results have been received for the Central Rose Zone, which will be included in the upcoming resource estimate, as well as the North Rose Zone, which will be the focus of the 2011 winter program that is scheduled to commence shortly.

Highlights from Central Rose drilling:

Drill Hole	From (meters)	To (meters)	Length (meters)	Total Iron %
K-10-64	220.6	462.1	241.5	29.5

K-10-66	10.3	165.0	154.7	31.3

K-10-83	280.9	600.4	319.5	29.4

* Please note that the holes were not drilled in sequence.

Highlights from North Rose drilling:

Drill Hole	From (meters)	To (meters)	Length (meters)	Total Iron %
K-10-66	609.6	708.0	98.4	29.0

K-10-67	62.8	165.0	102.2	33.4

“We continue to see strong and consistent results at both Central and North Rose and look forward to releasing our initial resource estimate on Rose Central and Mills Lake in March,” says Matt Simpson, Chief Operating Officer of Alderon.

Holes K-10-64, K-10-66 and K-10-83 were drilled within the known mineralized envelope and continue to demonstrate the continuity in both grade and thickness of the Central Rose Zone.  Holes K-10-66 and K-10-67 intersected mineralization at the new zone located north of Central Rose.  This new zone, labelled North Rose, is the folded extension of Central Rose and will be the focus of the 2011 winter drill program.

Drill hole K-10-66 commenced on Central Rose and intersected mineralization in both the Central Rose and North Rose Zones.  The hole was drilled to a depth of approximately 380 metres below surface and intersected the full stratigraphy of the North Rose Zone.

An initial National Instrument 43-101 (“NI 43-101”) resource estimate is expected in early March 2011.  The goal for the initial resource is to delineate 400 to 500 million tonnes at a grade between 28-32% iron ore.  Watts, Griffis and McOuat Limited (“WGM”) has been commissioned to provide this resource estimate and has already completed the required site visits and sampling program.  The potential tonnage and grade are conceptual in nature and it is uncertain if further exploration will delineate a mineral resource.

Complete assay highlights with drill plan maps and sections are posted on the Alderon website at: http://www.alderonmining.com/projects/kami/

True widths of the reported intercepts above vary depending on the angle of the individual drill holes and are estimated to be between 61% and 100% of the core interval as reported.  All samples were prepared from sawn NQ-sized half-core sections on site in Labrador.  Split drill core samples are then sent to SGS Mineral Services in Lakefield, Ontario for analyses.  Total iron analysis is performed using X-ray fluorescence (XRF) and the magnetic component is determined by Satmagan magnetic analysis. Standards, blanks, and duplicate assays are included at regular intervals in each sample batch submitted from the field as part of an ongoing Quality Assurance/Quality Control program.

About Alderon

Alderon is a leading iron ore exploration and development company in Canada.  The 100% owned Kami Project is located within an existing iron ore district and is surrounded by producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Alderon’s exploration work on the Kami Property is supervised by Edward Lyons, P.Geo., the Chief Geologist for Alderon and a Qualified Person as defined by NI 43-101.  Mr. Lyons has reviewed and is responsible for the technical information contained in this news release.

For more information on Alderon, please visit our website at www.alderonmining.com

ALDERON RESOURCE CORP.

On behalf of the Board

“Mark J Morabito”

President & CEO

Vancouver Office	Toronto Office
T: 604-681-8030	T: 416-309-2135
F: 604-681-8039	F: 416-861-5887
E: info@alderonmining.com
www.alderonmining.com

This news release may contain forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in the management discussion and analysis section of our interim and most recent annual financial statement or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. We do not assume any obligation to update any forward-looking statements.

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